

December 21, 2011

Via E-mail:
Mr. James E. Matthews
Chief Financial Officer
ADTRAN, Inc.
901 Explorer Boulevard
Huntsville, Alabama 35806-2807

>    **Re:    ADTRAN, Inc.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2010**
>    **Filed February 25, 2011**
>    **Form 10-Q for the Quarterly Period Ended September 30, 2011**
>    **Filed November 3, 2011**
>    **File No. 0-24612**

Dear Mr.Matthews:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2011

5. Investments, page 11

1.  We note your disclosure that approximately 40% of your variable rate demand notes were supported by letters of credit from banks that you believe to be in good financial condition. The remaining 50% of your variable rate demand notes were supported by standby purchase agreements. In determining the fair value of your municipal debt investments, tell us how you considered the expiration dates of letters of credit and standby purchase agreements that secure these investments and the ability of the municipal debt issuers to roll over their debt and renew such bank guarantees at reasonable premiums.

2. Please disclose information concerning significant concentrations of credit risk, if any, from your corporate and municipal debt holdings or tell us why such disclosure is not required.  Refer to sub-paragraphs 20 and 21 of ASC 825-10-50.

Results of Operations – Three and Nine Months Ended September 30, 2011 Compared to Three and Nine Months Ended September 30, 2010, page 22

3. We note that your sales increased 17.9% to $192.2 million during the three months ended September 30, 2011.  Per your Earnings Call Transcript at http://seekingalpha.com/article/299201-adtran-s-ceo-discusses-q3-2011-results-earnings-call-transcript, you saw "a modest increase in shipments in Q3 for Broadband Stimulus and … expect to see another modest increase in Q4, with meaningful pickup beginning in 2012."  Please tell us what portion of your 2011 third quarter sales increase and 2010 fiscal year sales increase, if any, were attributed to the Broadband Stimulus.  In addition, tell us the nature and terms of the Broadband Stimulus.

Item 3.  Quantitative and Qualitative Disclosures about Market Risk, page 30

4. We note that your holdings of AAA-rated securities significantly declined during 2010 and the quarter ended September 30, 2011, when compared with your holdings as of December 31, 2009.  Please expand your disclosure to address the reasons for the major shift in your risk management policy, the resultant changes in your primary risk exposures, and how these exposures are managed or tell us why such disclosures are not required.  Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

Please file all correspondence over EDGAR.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Greg Dundas, Attorney-Adviser at (202) 551-3436 or Paul Fischer Attorney-Adviser, at (202) 551-3415 with any other questions. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director